Exhibit 99.1

[LOGO]	Bank of Bermuda The Bank of Bermuda Limited
Memorandum

To :	See Distribution List

From :	Judith P. Doidge - Corporate Secretary

Date :	5th November, 2002

Subject :	PAYMENT OF DIVIDEND

This is to advise that the Board of Directors of The Bank of Bermuda Limited today declared a dividend of 27 cents per share to be paid on 29th November, 2002 to the holders of Common Shares of Record Date 18th November, 2002.

JPD/hs

Distribution List:

By Mail Message:

Mr. Henry B. Smith
Mrs. Conchita M. Amory
Mrs. Mary DeSilva
Mr. Noah L. Fields
Miss Dena Madeiros
Mr. P. Glendall Phillips
Mr. Samuel V. Wilson
Mr. Gregory Wojciechowski - Bermuda Stock Exchange